UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ( ✓ ) No Form 40-F ( )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ( ) No ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 18, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Change of Representative director.

1.Summary of representative director change.	Before the change	Hyung-Yun Lee, Soon - Do Kwon

	After the change	Soon - Do Kwon

2.Reason of change		Hyung-Yun Lee resigned his position as a representative director

3.Date of change		February 18, 2005

4. Resolution date of board of directors		-

- Attendance of outside directors	Present (No)	-

	Absent (No)	-

- Attendance of auditors		-

5.Others		Change to the single representative director with Soon-Do Kwon from respective representative director due to the resign of Hyung-Yun Lee.

Date of relevant disclosure		January 19, 2005

[Profile of newly appointed representative director]

Name	Relationship with the largest shareholders	Major Career	Remark
-	-	-	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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